COMMENTS RECEIVED ON AUGUST 16, 2023

FROM MEGAN MILLER

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

VARIABLE INSURANCE PRODUCTS FUND II (File No. 033-20773 and 811-05511)

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

1)

All funds (Form N-CSR Filing)

C:

The Staff noted that Form N-CSR was updated in January 2022 and includes Items 4(i) and 4(j) that are required to be addressed whether or not the response is n/a. The Staff requests we provide answers to these questions in correspondence and confirm that all questions on form N-CSR will be responded to going forward.

R:

The appropriate responses to Items 4(i) and 4(j) are N/A. We confirm that all questions on Form N-CSR will be responded to going forward.

2)

Strategic Income Portfolio, VIP Investment Grade Bond Portfolio, VIP Investment Grade Bond II Portfolio (Form N-CSR Filing)

“Statement of Assets and Liabilities”

C:

The Staff noted that certain funds hold TBA sales commitments and requested we include the sale proceeds of the TBA sale commitments parenthetically on the balance sheet on the caption TBA sales commitment at value.

R:

The proceeds of the TBA sale commitments are disclosed in the separate line-item in the Assets section of the Statement of Assets and Liabilities titled Receivable for TBA Sale Commitments.

3)

Strategic Income Portfolio, VIP Investment Grade Bond Portfolio, VIP Investment Grade Bond II Portfolio (Form N-CSR Filing)

“Statements of Assets and Liabilities”

C:

The Staff noted there is a small difference between the TBA receivable and the value and requested we explain in correspondence what that difference represents.

R:

The difference between the Receivable for TBA Sale Commitments and the TBA Sale Commitments, at Value represents unrealized appreciation or (depreciation) on open TBA Sales Commitments at period end.

4)

Emerging Markets Portfolio (Form N-CSR Filing)

“Statement of Assets and Liabilities”

C:

The Staff noted that other liabilities on the balance sheet appear to be significant and requested we confirm that any material categories within other liabilities have been stated separately in accordance with Regulation S-X Rule 6-04.

R:

The Other Payables and Accrued Expenses balance is comprised of foreign capital gains taxes payable and miscellaneous expenses payable, including audit fees payable and custody fees payable. The Income Tax Information and Distributions to Shareholders section of the Notes to Financial Statements further indicates the Other Payables and Accrued Expense balance includes an estimated deferred tax liability for net unrealized appreciation on the applicable securities.

The amount for foreign capital gain taxes payable was not material to the financial statement taken as a whole, however the balance did exceed a defined threshold to be separately disclosed as a liability on the fund’s Statement of Assets and Liabilities. Fidelity will ensure that balances that exceed this threshold are separately disclosed in future reports.

5)

Floating Rate High Income Portfolio, Growth Opportunities Portfolio, Technology Portfolio (Form N-CSR Filing)

“Notes to Financial Statements – Investment Valuation”

C:

The Staff requests we explain how the funds met the disclosure requirements to include a description of the valuation techniques and the inputs used in the fair value measurement in ASC 820-10-50-2bbb1.

R:

The funds’ disclosure of valuation techniques and inputs used in the fair value measurements categorized in level 2 and level 3 are outlined in the Investment Valuation note in the Notes to Financial Statements.

For debt securities, we disclose the use of third-party pricing services, brokers or other pricing services who utilize matrix pricing as a valuation technique which considers inputs such as yields or prices on comparable bonds, coupons, maturity and type. When independent prices are unavailable, we leverage pricing methodologies and inputs consistent with those that would be used by third party vendors and present those techniques and inputs in a table for level 3 securities.

For equity securities, we disclose the use of last quoted bid or last available price in the event no sales or closing price is available. Additional disclosure for foreign equity securities describes the use of comparisons to American Depositary Receipts (ADRs), futures, ETFs or indexes to help value when certain market or security events arise to highlight the funds’ valuation approach, technique and related inputs. For level 3 securities we similarly note the use of market activity and present the related valuation techniques such as the income, market and cost approach with related inputs. In accordance with ASC 820-10-50-2.bbb.2, we present quantitative information about valuation techniques and significant unobservable inputs used in the fair value measurement for level 3 securities in tabular form in our Investment Valuation note.

We will continue to evaluate this disclosure in accordance with Regulation S-X.

6)

Dynamic Capital Appreciation Portfolio, Balanced Portfolio, Disciplined Small Cap Portfolio (Form N-CSR Filing)

“Notes to Financial Statements - Other”

C:

The Staff noted disclosure of significant ownership of the funds and requested we explain how large shareholder or shareholder concentration risk is addressed in the registration statement.

R:

Each fund’s registration statement appropriately discloses the risk associated with shareholder concentration risk. More specifically, the statement of additional information (SAI) includes disclosure captioned “Funds of Funds and Other Large Shareholders.”

7)   Strategic Income Portfolio, VIP Investment Grade Bond Portfolio, VIP Investment Grade Bond II Portfolio (Form N-CSR Filing)

“Schedule of Investments”

C:

Please explain how the funds categorize schedules of investments by type of investment and related industry, country, or geographic location.

R:  Our approach to funds’ categorization of the Schedules of Investments is designed to adhere to Regulation S-X 12-12 for all investments. While we currently do not further disaggregate certain investment types such as Foreign Government and Government Agency Obligations, Asset-Backed Securities and Commercial Mortgage Obligations in the portfolio listing, graphical tables in the Investment Summary present further categorization (e.g., geographic location) of the funds’ portfolio securities. We are presently working to further enhance how we categorize our funds’ Schedule of Investments in accordance with Regulation S-X.